SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: +55 (61) 3429-5620

Renata Pantoja
Investor Relations Coordinator
rpantoja@telepart.com.br
Phone: +55 (61) 3429-5616

TELEMIG CELULAR PARTICIPAÇÕES S.A.
REPORTS THIRD QUARTER 2006 RESULTS

- EBITDA of R$91.3 million or 32.0% of net service revenues in the quarter
- Net income of R$35.3 million for the quarter
- Market share estimated at 32.7% in the quarter

Brasília, Brazil, November 13, 2006 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the wireless telecommunications services provider in the State of Minas Gerais, today announced its third quarter 2006 results. The Company acquired 19,997 new customers in the quarter, increasing its client base to 3,423,977. EBITDA reached R$91.3 million in 3Q06, representing 32.0% of net service revenues. Year-to-date, EBITDA and EBITDA margin reached R$270.0 million and 34.7% of net service revenues, respectively.

Operation Analysis:

Customer base reached 3,423,977

The Company’s customer base reached 3,423,977 in 3Q06, representing increases of 0.6% and 12.5% when compared to 2Q06 and 3Q05, respectively. For the quarter, net additions amounted to 19,997.

In 3Q06, prepaid net additions amounted to 32,202, bringing the total prepaid base to 2,619,066 or 76% of the total base. The postpaid base decreased 12,205 customers, ending the quarter with 804,911 customers, or 24% of the total base. This reduction is a result of both the adoption of a more strict policy for acquiring new customers as of April 2006 and dealers’ commissioning.

CLIENT BASE (000s)

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Churn rate

For 3Q06, blended annualized churn rate reached 36.8%, compared to 35.2% and 38.3% registered in 2Q06 and 3Q05, respectively. When compared to the previous quarter, the annualized prepaid churn rate increased by 3.7 p.p., reaching 41.5% . This increase is related to the profile of clients acquired by the end of 2005. For the postpaid segment, which accounts for most of generated revenues, churn rates decreased by 5.6 p.p. when compared 2Q06, reaching 21.8% . The significant decrease in the postpaid churn rate was mainly due to the establishment of a more strict policy for acquiring new clients as of April 2006, focused on credit analysis and dealers’ commissioning.

CHURN RATE (annualized)

“Full billing”

As of July 14, 2006, the Company adopted the “full billing” rule for interconnection charges, according to the new Regulation for Network Usage Fees of SMP Providers issued by Anatel, which established that interconnection payments between SMP operators for traffic in the same registration area may occur regardless of the traffic balance between the operators. Before the adoption of above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (the “bill and keep” rule).

The consequences of the adoption of the “full billing” rule for Telemig Celular are basically (i) increase of interconnection costs and revenues, (ii) EBITDA increase and (iii) EBITDA margin decrease. Excluding the impact of the adoption of the “full billing” rule, EBITDA and EBITDA margin would have reached R$87.7 million and 36.9% of net service revenues in 3Q06, respectively.

Operating revenues

Net service revenues totaled R$285.2 million in 3Q06, an increase of R$42.3 million, or 17.4%, over the previous quarter. This significant increase is related to the adoption of the “full billing” rule, which generated higher interconnection revenues. When compared to 3Q05, net service revenues increased R$9.8 million or 3.5% .

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Excluding the impact of the “full billing” rule, net service revenues would have reached R$237.7 million in 3Q06, which is R$5.2 million lower than the R$242.9 million recorded in 2Q06. This reduction is related to both a higher volume of retention promotional discounts in the postpaid segment and lower data revenues (VAS).

When compared to 3Q05, net service revenues, excluding the impact of the “full billing” rule, was reduced by R$37.8 million, reflecting (i) lower roaming revenues, (ii) a higher volume of retention and customer relations discounts in the postpaid segment and (iii) lower interconnection revenues due to a higher volume of minutes received from other wireless operators, which, according to the bill & keep rule, do not generate revenues.

Data revenues (VAS) reached R$21.7 million in 3Q06, down R$2.2 million when compared to the R$23.9 million recorded in 2Q06. This decrease is a consequence of the end of the “Seleção do Faustão” promotion developed during 2Q06. When compared to 3Q05, data revenues (VAS) increased R$6.3 million.

Net equipment revenues for the quarter totaled R$21.3 million, 15.6% lower than the R$25.2 million registered in 2Q06. This decrease was a result of the reduction of promotional campaigns during the quarter. When compared to 3Q05, net equipment revenues increased by R$2.9 million due to stronger handset sales.

During 3Q06, handset subsidies for new client acquisitions reached R$9.6 million or R$28.8 per gross addition, compared to R$12.1 million and R$40.2 per gross addition registered in the previous quarter. This decrease was as a consequence of the reduction of promotional campaigns in the quarter. When compared to 3Q05, handset subsidies were fairly stable.

As a result, total net revenues totaled R$306.5 million in the quarter, an increase of 14.3% and 4.3% when compared 2Q06 and 3Q05, respectively. Excluding the impact of the “full billing” rule, total net revenues would have reached R$258.9 million, lower than the R$268.1 million and R$293.8 million registered in 2Q06 and 3Q05, respectively.

Operating costs and expenses

Cost of services for the third quarter of 2006 amounted to R$102.3 million, 69.2% higher when compared to the R$60.5 million registered in 2Q06 and 76.4% higher than the R$58.0 million recorded in 3Q05. This increase is primarily related to the adoption of the “full billing” rule, which led to higher interconnection costs.

Excluding the impact of the “full billing” rule, cost of services would have reached R$58.4 million in 3Q06, lower than the R$60.5 million recorded in 2Q06 and in line with 3Q05.

Selling and marketing expenses for the quarter totaled R$57.1 million, down 9.2% when compared to the previous quarter. This decrease is a result of the reduction of promotional campaigns and advertisements during the quarter, partially offset by higher client retention subsidies costs. When compared to 3Q05, selling and marketing expenses decreased R$3.7 million as a result of the reduction of costs related to promotional campaigns and advertisements and dealers’ commissioning, partially offset by a higher level of client retention subsidies.

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Customer acquisition cost for the third quarter of 2006 decreased to R$136 from R$171 reported in the previous quarter. This decrease was as a consequence of lower handset subsidies and the reduction of both promotional campaigns and advertising expenses in the third quarter. When compared to 3Q05, acquisition costs decreased from R$141 to R$136, as a result of the reduction of expenses related to promotional campaigns.

Retention costs reached R$43.7 million in 3Q06, representing a slight increase when compared to R$43.0 million recorded in 2Q06 and higher than the R$33.0 million registered in 3Q05, due to increased expenses related to discounts and subsidies.

General and administrative expenses reached R$21.3 million, in line with the previous quarter and 13.7% higher than the R$18.7 million recorded in 3Q05. This increase is associated with the growth of the payroll expenses.

Other operating revenues in the amount of R$3.5 million recorded in 3Q06 resulted from the recovery of Value-Added Tax (ICMS) lapsed credits.

Bad debt in 3Q06 reached R$7.0 million, 46.8% lower than the R$13.2 million registered in the previous quarter. This decrease is related to the establishment of more strict rules concerning the client acquisition process, with focus on credit analysis and strong efforts for the recovery of past-due billings as of April 2006. When compared to 3Q05, bad debt increased R$2.0 million, as a consequence of the credit profile of clients acquired through 2Q06. As a percentage of net service revenues, bad debt reached 2.5% against 5.5% registered in the previous quarter. Excluding the impact of the “full billing” rule, bad debt would have reached 3.0% of net service revenues in 3Q06.

BAD DEBT (R$ million)

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) for 3Q06 totaled 190, a 6.1% increase when compared to the 179 minutes posted in the previous quarter. This increase is related to larger number of promotional minutes offered to client retention.

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Postpaid ARPU increased by 14.8%, reaching R$72.6 in the third quarter, against R$63.3 registered in 2Q06 and by 4.6% when compared to the R$69.5 recorded in 3Q05, as a consequence of the adoption of the “full billing” rule.

Excluding the impact of the adoption of above mentioned rule, postpaid ARPU would have reached R$63.0 in 3Q06, in line with the previous quarter and R$6.5 higher when compared to 3Q05 as a result of lower interconnection revenues and higher volume of discounts.

For the third quarter of the year, prepaid MOU reached 31, higher than 26 minutes registered in the previous quarter, due to an increased volume of minutes granted by the PRA FALAR MAIS promotion (For Talking More promotion).

Prepaid ARPU also increased, reaching R$12.3 compared to the R$9.4 registered in the 2Q06 and the R$11.7 recorded in 3Q05, as a consequence of the adoption of the “full billing” rule.

Excluding the impact of this rule, prepaid ARPU would have reached R$9.2 in the 3Q06, in line with the previous quarter and lower than the R$11.7 posted in 3Q05, as a result of PRA FALAR MAIS and PRA FALAR FÁCIL promotions (For Talking More and For Talking Easier promotions), under which clients do not pay for credit reload.

As a result, total MOU reached 69 and blended ARPU increased to R$26.6 in 3Q06, up 18.3% when compared to the R$22.5 recorded in 2Q06. When compared to the R$26.9 registered in 3Q05, blended ARPU decreased by 1.1% . Excluding the impact of the “full billing” rule, blended ARPU would have reached R$22.0 in 3Q06, in line with 2Q06 and lower than the R$26.9 recorded in 3Q05.

ARPU (R$)

Market share estimated at 32.7% in the quarter

Total market share was estimated at 32.7% in 3Q06. Excluding the Triângulo Mineiro region, market share was estimated at 34.4%, compared to estimated shares of 36.6% and 42.0% reported in 2Q06 and 3Q05, respectively. For the Triângulo Mineiro region, market share was estimated at 16.4%, compared to estimated shares of 16.0% and 7.7% posted in 2Q06 and 3Q05, respectively.

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Total gross sales share for 3Q06 was estimated at 26.0% . Excluding the Triângulo Mineiro region, total gross sales share was estimated at 26.0% in 3Q06, representing a 1.0 p.p. growth over 2Q06 and a 8.5 p.p. reduction when compared to 3Q05. For the Triângulo Mineiro region, gross sales share was estimated at 26.7%, a reduction of 2.5 p.p. over 2Q06 and of 6.0 p.p. over 3Q05.

EBITDA margin of 32.0% of net service revenues for the quarter

EBITDA and EBITDA margin (excluding handsets revenues) for the third quarter of 2006 reached R$91.3 million and 32.0% of net service revenues, respectively. Excluding the impact of the adoption of the “full billing” rule, EBITDA and EBITDA margin would have reached R$87.7 million and 36.9% of net service revenues, respectively. Year-to-date, EBITDA reached R$270.0 million, representing 34.7% of net service revenues.

Depreciation and amortization

For 3Q06, depreciation and amortization expenses amounted to R$46.6 million, a decrease of 4.1% and 11.5% when compared to the R$48.6 million and the R$52.7 million reported in 2Q06 and 3Q05, respectively. Year-to-date, depreciation and amortization expenses reached R$141.9 million.

Net financial expense of R$7.5 million

	R$ million
	2Q06	3Q06
Interest Expense (a)	(20.2)	(12.0)
Interest Income (b)	25.1	20.4
Foreign Exchange Gain (Loss)(c)	1.7	0.9

Net Financial Income (Expense)	6.6	7.5

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on financial transactions; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

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DETAILED FINANCIAL INCOME INFORMATION

	R$ million
	2Q06	3Q06
Expense related to debt denominated in foreign currency	(3.0)	(5.3)
Gain (loss) on hedging operations	(6.6)	(4.6)
Sub-total	(9.6)	(9.9)
Financial expense (debt related)	(9.6)	(9.9)
Net financial expense (not related to debt)*	(4.4)	(0.0)
Sub-total	(14.0)	(9.9)
Interest income – cash investing activities	20.6	17.4
Net Financial Income (Expense)	6.6	7.5
* Net financial expense not related to debt are primarily associated with taxes such as CPMF and IOF.

Net income of R$35.3 million for the quarter

Net income for 3Q06 totaled R$35.3 million, a growth of R$16.8 million or 90.9% when compared to the 2Q06. Net income in 2Q06 was negatively affected by the declaration of interest on equity made by Telemig Celular S.A., which led to an increase in consolidated income tax expenses in that quarter. In 3Q06, the deductibility of interest on equity declared in the previous quarter by the Controlled Company, generated a positive impact on net income provided by the reduction of income tax expenses.

Total debt of R$173.9 million for the quarter

As of September 30, 2006, total debt was R$173.9 million, 100% of which were denominated in U.S. Dollars. The total debt was fully hedged at the end of the period.

Negative net debt of R$315.1 million

As of September 30, 2006, the Company’s indebtedness was offset by cash and cash equivalents (R$524.7 million) but was impacted by accounts payable from hedging operations (R$35.7 million), resulting in a negative net debt of R$315.1 million.

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Investments totaled R$80.9 million for the quarter

During the third quarter of 2006, Telemig Celular’s capital expenditures amounted to R$80.9 million, higher than the R$25.0 million registered in 2Q06. This increase was a consequence of the coverage and platform expansion and network optimization. Year-to-date, Telemig Celular’s capital expenditures reached R$122.1 million. The breakdown of such investments is the following:

CAPEX (R$ million)	3Q05	4Q05	1Q06	2Q06	3Q06	2006
Network	29.1	103.5	9.1	15.9	71.1	96.1
IS/IT	6.7	12.6	3.7	6.2	5.9	15.8
Others	3.5	9.0	3.3	2.9	3.9	10.1
T O T A L	39.3	125.1	16.1	25.0	80.9	122.1

Debt payment schedule

Year	R$ million	% denominated in US$
2009	173.9	100.0%

Free cash flow

Free cash flow for the quarter was positive at R$22.5 million when compared to the negative R$1.9 million registered in the previous quarter. This increase is mainly related to working capital variation resulting from inventory reduction and supplier payments. When compared to 3Q05, free cash flow was down 69.9% due to a lower EBTIDA and higher investments. Year-to-date, free cash flow reached R$2.2 million.

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Financial ratios

Ratios	3Q05	4Q05	1Q06	2Q06	3Q06
Net Debt/EBITDA (1)	(1.02)	(1.04)	(0.99)	(0.77)	(0.85)
Net Debt/Total Assets	(23%)	(22%)	(21%)	(17%)	(17%)
Interest Coverage Ratio(1)	10.1	11.7	10.3	15.1	14.7
Current Liquidity Ratio	2.3	1.7	1.9	2.5	2.6
(1) Last twelve months.

Subsequent Event

In the Extraordinary Shareholders’ Meeting of our controlled company, Telemig Celular, held on September 28, 2006, shareholders resolved to dismiss certain members of its Board of Directors. As of October 6, 2006, the Board of Directors of the controlled company unanimously resolved to dismiss the Board of Executive Officers and elect Mr. André Mastrobuono as Chief Executive Officer (CEO), Mr. Oscar Thompson, Chief Operations Officer (COO), accumulating functions of Chief Financial Officer (CFO) and Head of Investor Relations, and Mr. Marcus Roger Meireles Martins da Costa, as Chief Technical Officer. The new members of the controlled company’s board of executive officers took office on October 6, 2006, in charge of managing the Company’s social business as of that date. Mr. Oscar Thompson and Mr. Marcus Roger Meireles Martins da Costa remain as Chief Executive Officer (CEO) and Human Resources Officer, respectively, of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

Outlook

For the 4Q06, Telemig Celular expects to maintain its gross sales share in approximately 32%. Net additions should remain concentrated on the prepaid segment. Blended ARPU is expected to continue fairly stable. Bad debt should reach approximately R$6 million in 4Q06.

*******************

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For additional information please contact:

Telemig Celular Participações S.A.
Investor Relations Department
Oscar Thompson / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5600 / 5616 / 5617
Fax: (+55 61) 3429-5626
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

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OPERATIONAL DATA

	2005		2006				Var. %

	3rd Quarter	4thQuarter	1st Quarter	2nd Quarter	3rd Quarter	YTD	(3Q06/2Q06)

Licensed Pops (in millions)	19.2	19.2	19.2	19.5	19.5	19.5	0.0%

Clients	3,042,414	3,344,184	3,401,310	3,403,980	3,423,977	3,423,977	0.6%
Postpaid	800,041	856,522	844,806	817,116	804,911	804,911	-1.5%
Prepaid	2,242,373	2,487,662	2,556,504	2,586,864	2,619,066	2,619,066	1.2%

MOU Incoming
Postpaid	76	75	69	69	73	70	4.8%
Prepaid	24	23	21	20	21	21	3.7%
MOU Outgoing
Postpaid	115	119	107	110	117	111	6.9%
Prepaid	7	8	6	6	10	7	63.1%

Total Outgoing Traffic (Million of Minutes)	323.1	348.7	317.4	318.6	362.3	998.4	13.7%
Total Incoming Traffic (Million of Minutes)	340.4	350.3	331.6	327.0	339.9	998.5	3.9%

Average Revenue per User - ARPU (R$)	26.9	26.7	23.3	22.5	26.6	24.1	18.3%
Postpaid	69.5	70.2	64.0	63.3	72.6	66.6	14.8%
Prepaid	11.7	11.4	9.5	9.4	12.3	10.4	30.8%

Service Revenues (R$ millions)
Monthly Fee	58,074	57,393	52,267	48,836	48,217	149,320	-1.3%
Outgoing Traffic	100,578	104,895	98,665	99,840	97,722	296,226	-2.1%
Incoming Traffic	91,834	91,318	84,654	80,320	126,540	291,514	57.5%
Other	24,943	25,453	14,440	13,898	12,703	41,041	-8.6%

TOTAL	275,429	279,059	250,027	242,893	285,181	778,101	17.4%

Data Revenues (% of net serv. revenues)	5.6%	6.7%	8.4%	9.8%	7.6%	8.5%	-2.2 p.p.

Cost of Services (R$ millions)
Leased lines	12,506	15,057	15,815	16,662	18,100	53,382	8.6%
Interconnection	9,265	15,516	9,347	9,386	52,528	57,396	459.7%
Rent and network maintenance	15,118	16,976	17,821	16,130	14,853	59,350	-7.9%
FISTEL and other taxes	13,377	19,672	14,848	13,292	13,776	60,906	3.6%
Other	7,722	5,495	3,347	5,037	3,092	29,876	-38.6%

TOTAL	57,987	72,717	61,178	60,507	102,349	260,909	69.2%

Churn - Annualized Rate	38.3%	28.7%	30.2%	35.2%	36.8%	34.1%	1.6 p.p.
Postpaid	21.7%	18.3%	21.3%	27.4%	21.8%	23.5%	-5.6 p.p.
Prepaid	44.3%	32.4%	33.2%	37.8%	41.5%	37.5%	3.7p.p.

Cost of Acquisition (R$)	141	147	166	171	136	157	-20.4%
Retention Costs (% of net serv. revenues)	12.0%	15.7%	15.4%	17.7%	15.3%	16.1%	-2.4 p.p.
CAPEX (R$ millions)	39.2	125.1	16.1	25.0	80.9	122.1	223.2%

Number of locations served	509	535	540	540	562	562	4.1%
Number of cell sites	1,620	1,677	1,703	1,703	1,741	1,741	2.2%
Number of switches	15	17	17	17	17	17	0.0%

Headcount	2,341	2,378	2,540	2,414	2,328	2,328	-3.6%
Estimated Market Share
Total	39%	38%	37%	35%	33%	33%	-2.0 p.p
Minas Market - excluding Triângulo
Mineiro region	42%	41%	39%	37%	34%	34%	- 3.0 p.p
Triângulo Mineiro region	8%	12%	15%	16%	16%	16%	0 p.p

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INCOME STATEMENT (BR GAAP)

							(in R$ 000)
	2005		2006				Var. %

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD	(3Q06/2Q06)

Service Revenues - GROSS	377,816	389,647	356,139	358,663	442,173	1,156,975	23.3%
Equipment Revenues - GROSS	24,527	33,139	33,356	30,038	25,229	88,623	-16.0%

Total Revenues - GROSS	402,343	422,786	389,495	388,701	467,402	1,245,598	20.2%
Taxes	(108,562)	(118,737)	(111,191)	(120,582)	(160,931)	(392,704)	33.5%
Service Revenues - NET	275,429	279,059	250,027	242,893	285,181	778,101	17.4%
Equipment Revenues - NET	18,352	24,990	28,277	25,226	21,290	74,793	-15.6%

Total Revenues - NET	293,781	304,049	278,304	268,119	306,471	852,894	14.3%

Cost of Services	57,987	72,717	61,178	60,507	102,349	224,034	69.2%
Cost of Equipment	27,458	42,206	38,890	37,327	30,873	107,090	-17.3%
Selling & Marketing Expenses	60,835	77,481	60,432	62,849	57,096	180,377	-9.2%
Bad Debt Expense	5,083	6,415	11,759	13,243	7,044	32,046	-46.8%
General & Administrative Expenses	18,738	21,843	19,484	21,042	21,296	61,822	1.2%
Other operating expenses (income)	-	(18,843)	-	(18,961)	(3,474)	(22,435)	-81.7%

EBITDA	123,680	102,230	86,561	92,112	91,287	269,960	-0.9%
%	44.9%	36.6%	34.6%	37.9%	32.0%	34.7%	-5.9 p.p.

Depreciation & Amortization	52,682	51,863	46,610	48,628	46,641	141,879	-4.1%
Interest Expense (1)	27,158	14,671	34,442	20,273	11,987	66,702	-40.9%
Interest Income	(34,891)	(34,940)	(32,051)	(25,145)	(20,411)	(77,607)	-18.8%
Foreign Exchange Loss (Gain)	(17,474)	13,658	(17,139)	(1,681)	938	(17,882)	-155.8%
Others	4,681	7,526	5,114	3,339	3,957	12,410	18.5%
Income Taxes	21,180	5,916	12,946	20,675	7,134	40,755	-65.5%
Minority Interests	10,687	3,620	5,053	7,526	5,727	18,306	-23.9%

Net Income	59,657	39,916	31,586	18,497	35,314	85,397	90.9%

Number of shares (thousand)	353,926,470	353,926,470	353,926,470	357,706,556	357,706,556	357,706,556	0.0%
Earnings per thousands shares (R$)	0.169	0.113	0.089	0.052	0.099	0.241	90.9%
Earnings per ADS (R$)	3.371	2.256	1.785	1.034	1.974	4.826	90.9%

(1) Interest paid: 3Q05 - R$10,282 thousand; 4Q05 - R$5,333 thousand; 1Q06 - R$9,152 thousand; 2Q06 - R$1,986 thousand; and, 3Q06 - R$8,806 thousand.

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BALANCE SHEET (BR GAAP)

					(in R$ 000)

	3Q06	2Q06		3Q06	2Q06

Current Assets			Current Liabilities
Cash & cash equivalents	524,727	517,259	Loans & Financing	(0)	126
Accounts Receivable	215,975	212,710	Loan Interest	2,899	7,214
Taxes Receivable	81,154	86,887	Suppliers	237,019	248,631
Other Assets	62,532	81,291	Taxes Payable	28,803	31,424

	884,388	898,147	Dividends	13,635	15,697
			Other Current Liabilities	63,396	56,976

				345,752	360,068
Long-term Assets	316,020	312,512
			Loans & Financing	173,936	173,144
Deferred Assets	7,384	7,442
			Other Long-term Liabilities	79,398	79,135
Plant & Equipment
Cost	2,004,491	1,925,968	Minority Interest	154,951	149,227
Accumulated Depreciation	(1,333,484)	(1,294,202)

	671,007	631,766	Shareholders' Equity	1,124,762	1,088,293

	1,878,799	1,849,867		1,878,799	1,849,867

CASH FLOW (BR GAAP)

		(in R$ 000)

	3Q06	YTD

Operating Activities:
Net income	35,314	85,397
Adjustments to reconcile net income (loss) to net cash provided by operating cash activities
Depreciation and amortization	46,641	141,879
Monetary variation and foreign exchange loss (principal)	792	(17,708)
Unrealized income on hedging operations	4,569	29,821
Deferred income taxes and social charges	(4,841)	(20,238)
Minority interest	5,727	18,306
Other	1,389	2,089
Changes in operating assets and liabilities	(764)	(157,320)

Net cash provided by operating activities	88,827	82,226

Investing Activities:
Proceeds from sale of property, plant and equipment	97	431
Investment Acquisitions	(80,894)	(122,062)
Additions to Deferred Assets	(421)	(421)

Net cash used in investing activities	(81,218)	(122,052)

Financing Activities:
Amortization of loans	(126)	(44,577)
Payment of dividends and interest on capital	(15)	(97,201)

Net cash used in financing activities	(141)	(141,778)

Net increase (decrease) in cash and cash equivalents	7,468	(181,604)

Cash and cash equivalents, beginning of the period	517,259	706,331

Cash and cash equivalents, end of the period	524,727	524,727

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GLOSSARY OF KEY INDICATORS

I) Average Subscribers

a) Average subscribers – monthly
Sum of subscribers at the beginning and the end of the month
2
b) Average subscribers – quarterly and year to date
Sum of the average subscribers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly
Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3
b) Churn % - year to date
YTD deactivations / Sum of avg monthly opening subscribers since beginning of the year x 12
Number of months in the period
III) MOU – Minutes of Use (Monthly)
Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period

V) Customer Acquisition Cost
(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period
VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation
Working Capital Variation = ( ( Current Assets – ( Cash & Cash Equivalents ) –
(( Current Liabilities – ( Short Term Loans and Financing - ( Loan Interest - ( Dividends)
VIII) Interest Coverage Ratio
Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations